EXHIBIT 99.2

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2017 Page 1

The following discussion and analysis of the operations, results, and financial position of Coral Gold Resources Ltd. (the “Company” or “Coral”) should be read in conjunction with the Company’s condensed consolidated interim financial statements for the six months ended July 31, 2017, and the audited consolidated financial statements for the year ended January 31, 2017 and the notes thereto.

This Management Discussion and Analysis (“MD&A”) is dated September 29, 2017 and discloses specified information up to that date. Coral is classified as a “venture issuer” for the purposes of National Instrument 51-102. The Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise cited, references to dollar amounts are Canadian dollars.

Throughout this report we refer to “Coral”, the “Company”, “we”, “us”, “our”, or “its”. All these terms are used in respect of Coral Gold Resources Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com and the Company’s website at www.coralgold.com.

Business Overview

The Company is an exploration stage entity whose principal business activities are the acquisition, exploration, and development of mineral properties. The Company’s mining claims are located in the states of Nevada and California in the United States. The Company is a reporting issuer in British Columbia, Alberta, and Ontario, a foreign issuer with the United States Securities & Exchange Commission, and trades on the TSX Venture Exchange under the symbol CLH, on the OTC PINK under the symbol CLHRF, and on the Berlin & Frankfurt Stock Exchanges under the symbol GV8.

Overall Performance

The following is a summary of significant events and transactions during the six months ended July 31, 2017, and to the date of this MD&A:

Completed Sale of the Robertson Property to Barrick

On June 8, 2017, Coral announced that it has closed a purchase and sale agreement (the “Agreement”) with Barrick Cortez Inc. (“Barrick”), a subsidiary of Barrick Gold Corp., for the sale of the Robertson Property in Lander County, Nevada, to Barrick in consideration of:

1.	The payment to Coral of US$15.75 million (Cdn $21.27 million based on the closing exchange rate) in cash (the “Cash Consideration”);

2.	The return of 4,150,000 common shares of Coral held by Barrick (which represent approximately 8.5% of the Company’s basic common shares outstanding as of June 8, 2017) for cancellation by the Company (the “Share Reduction”); and

3.	A sliding scale 1% to 2.25% net smelter returns royalty (the “NSR”) on the Robertson Property, payable quarterly, subject to potential advance royalty payments as outlined below, as well as a right of first refusal enabling Barrick to acquire the NSR in the event that the Company wishes to sell the NSR to any third party (the “Transaction”).

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2017 Page 2

The sliding scale NSR rate will be determined based on the observed gold price during each quarterly period based on the average LBMA Gold Price PM during the quarterly period, as follows:

Average Gold Price/Oz During the Quarter (USD)	Applicable NSR Royalty Rate
Up to and including $1,200.00	1.00%
$1,200.01 to $1,400.00	1.25%
$1,400.01 to $1,600.00	1.50%
$1,600.01 to $1,800.00	1.75%
$1,800.01 to $2,000.00	2.00%
Over $2,000.00	2.25%

Based on the Company's current number of basic common shares outstanding, adjusted for the Share Reduction, the Cash Consideration alone, excluding the value of the NSR, on a per share basis is equal to approximately Cdn $0.48, as compared to the closing price of Coral's common shares on June 20, 2016, and June 2, 2017, on the TSX Venture Exchange of Cdn $0.195 and Cdn $0.31 respectively.

Pursuant to the Agreement, as amended, and due to the delay in closing, in the event that the Robertson Property is not placed into production by December 31, 2024, then beginning on January 1, 2025, and continuing on an annual basis thereafter until the earlier of (i) the date commercial production commences and (ii) January 2, 2034, Barrick will make advance royalty payments to Coral Gold of US$0.5M, which will be non-refundable and fully credited against any future obligations under the NSR. These dates have all been extended by one year from the dates in Coral’s earlier announcement.

Barrick will also assume all liabilities relating to the Robertson Property, and will provide replacement security for the reclamation bond.

The Robertson Property includes the properties also known as the Core, Gold Ridge, Excluded, and the RUF mining claims, but does not include the properties known as the Norma, Sass, Eagle, and JDN mining claims. Robertson is located in eastern Lander County, Nevada, sixty miles southwest of Elko.

As a result of the transaction, the Company recorded a gain of $6,542,215, net of transaction costs.

The Company is currently working with its US taxation experts on how to utilize existing loss carryforwards to mitigate any tax consequences of the transaction.

About the Robertson Property

Robertson is an advanced-stage exploration property located along the Cortez gold trend adjacent to Barrick’s Pipeline Gold Mine and on trend with Barrick’s Cortez Hills mine, which collectively produced over a million ounces of gold in 2016 and recently reported gold reserves of 10.2 million ounces proven and probable. Over the past 25 years, exploration at Robertson by Coral and its various senior partners identified at least six mineralized gold zones with an inferred mineral resource of 2.7 million ounces* (191,725,418 tons grading 0.0143 oz Au/Ton). Coral completed a positive Preliminary Economic Assessment (“PEA”) and Plan of Operation towards pre-feasibility in 2012. The property spans approximately 8,480 acres, comprised of 415 claims and 9 patented claims.

*Note: Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. The quantity and grade of reported Inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to the Indicated or Measured mineral resource category.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2017 Page 3

Normal Course Issuer Bid

On June 26, 2017, the Company announced that the TSX Venture Exchange (”TSX-V”) has accepted the Company’s Notice for its normal course issuer bid (the “Bid”).

Pursuant to the Bid, the Company may purchase up to 3,844,000 common shares, which represents approximately 10% of the total current public float (being total issued shares, less shares held by insiders, and their associates and affiliates). Purchases will be made at the discretion of Coral at prevailing market prices, for a 12 month period. Coral intends to hold all shares acquired under the Bid for cancellation. The funding for any purchase pursuant to the Bid will be financed out of the unallocated working capital of the Company.

The Board of Directors believes the underlying value of the Company may not be reflected in the current market price of the Company’s common shares, and the Board has determined that the Bid is in the best interests of the Company and its shareholders.

As of the date of this MD&A, the Company has purchased 339,000, and cancelled 212,000 common shares pursuant to the normal course issuer bid

Qualified Person

Coral's projects are under the supervision of Robert McCusker, P.Geo, Coral Consultant, who is a qualified person within the context of National Instrument 43-101. Mr. McCusker has reviewed and approved the technical data herein.

Outlook

As a result of the sale of the Robertson gold property (and associated royalty agreement) to Barrick, Coral is refining its vision and focus on gold exploration in Nevada. The Company is well-positioned to pursue a number of growth opportunities now under consideration by management.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2017 Page 4

Results of Operations

Summary of Quarterly Results

	2017	2017	2017	2016	2016	2016	2016	2015
Period ended	Jul 31 Q2	Apr 30 Q1	Jan 31 Q4	Oct 31 Q3	Jul 31 Q2	Apr 30 Q1	Jan 31 Q4	Oct 31 Q3
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Income/ Loss for the period	4,323,853	(51,132)	(605,720)	(94,771)	(223,641)	(57,007)	379,529	(77,821)
Income/ Loss per Share	0.09	(0.00)	(0.01)	(0.00)	(0.00)	(0.00)	0.01	(0.00)
Total Assets	22,607,279	19,674,009	19,641,035	19,882,670	20,058,446	20,020,724	20,088,148	20,274,214

Quarterly costs fluctuate with non-cash items such as share-based payments, gains and losses on the sale of investments, deferred income tax, and foreign exchange variances.

Because the Company has not generated any income in recent years, total assets trend downward during the periods when no new funds are raised. However, the majority of expenditures are capitalized as exploration and evaluation assets. Therefore, total asset value does not decrease as dramatically as working capital will. When there is a sharp increase in total assets, it is often because cash was raised through the issuance of new equity shares.

During the quarter ended July 31, 2017, the Company completed the sale of the Robertson Property to Barrick Gold. The Company recognized a gain of $6,542,215 from the transaction. The Company also issued 1,775,000 stock options to directors, officers, employees, and consultants, resulting in an expense of $565,250.

During the quarter ended April 30, 2017, the Company sold 157,000 shares of its investment in Levon Resources Ltd. for proceeds of $77,790 and 3,000 shares of its investment in VBI Vaccines, Inc. for proceeds of $23,061. The Company recognized a gain of $86,199 from the sale of these shares.

During the quarters ending January 31, 2017 and 2016, the Company recognized a deferred income tax expense of $423,000, and recovery of $670,000, respectively. Income tax expense/recovery fluctuates yearly depending on the timing of expiration of U.S. tax loss carryforwards of the U.S. subsidiary, fluctuations in foreign exchange and difference in accounting and tax treatment of mineral properties.

During the quarter ended January 31, 2016, the Company determined that the six lode mining claims that were leased under the Breckon Lease June Claims were insignificant to the property and did not warrant additional expenditure for lease payments and claims maintenance. The value attributed to the claims of $212,519 was written-off as a charge to operations and is included in net loss in the period.

During the quarters ended January 31, 2016, and October 31, 2015, the Company closed two private placements raising gross proceeds of $75,000 and $175,000, respectively, by issuing 1,500,000 and 3,500,000 units, respectively, at a price of $0.05 per unit. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant entitles the investor to purchase one additional common share of the Company’s equity at a price of $0.10 per share for a term of two years, expiring on January 14, 2018, and September 10, 2017.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2017 Page 5

Three months ended July 31, 2017, compared with the three months ended July 31, 2016

	2017	2016	Note

Operating and Administrative Expenses
Consulting fees	$30,500	$2,500	1
Depreciation	535	550
Directors’ fees	6,750	4,500
Finance costs	2,825	4,498
Investor relations	30,970	52,337	2
Professional fees	124,350	30,827	3
Listing and filing fees	18,440	8,796
Management fees	111,000	7,500	4
Office and miscellaneous	10,841	16,921
Salaries and benefits	77,410	20,669	5
Share-based payments	565,250	70,930	6
Travel	8,649	2,602
	987,520	222,630
Loss before other items	(987,520)	(222,630)
Other Items
Finance income	27,006	-
Foreign exchange gain (loss)	(1,258,969)	(1,025)
Gain on sale of mineral property	6,542,215	-	7
Gain on sale of investment	1,121	-
Interest and other income	-	14
Net Income (Loss) for the Period	4,323,853	(223,641)	8
Other Comprehensive Income (Loss)
Items that may be reclassified subsequently to income or loss
Unrealized gain (loss) marketable securities	(21,890)	31,508
Comprehensive Income (Loss) For the Period	$4,301,963	$(192,133)
Income (Loss) per Share - Basic and Diluted	$0.09	$(0.00)

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2017 Page 6

1.	Consulting fees for the three months ended July 31, 2017, were $30,500 compared to $2,500 in the comparative quarter, an increase of $28,000. The increase in consulting fees is due to the Company hiring new consultants for financial services and to evaluate growth opportunities.

2.	Investor relations expenses for the three months ended July 31, 2017, were $30,970 compared to $52,337 for the three months ended July 31, 2016. The decrease of $21,367 is due to increased shareholder communications pertaining to the sale of the Robertson Property taking place in the comparative period.

3.	Professional fees for the three months ended July 31, 2017 were $124,350 compared to $30,827 in the comparative quarter, an increase of $93,523. The increase for the current quarter relates to the professional expenses incurred in negotiations regarding the sale of the Robertson Property.

4.	Management fees for the three months ended July 31, 2017 were $111,000 compared to $7,500 during the quarter ended July 31, 2016. The increase of $103,500 is due to a one-time bonus paid to the Company’s CEO as a result of the sale of the Robertson Property and a management fee increase awarded to the CEO.

5.	Salaries and benefits for the three months ended July 31, 2017 were $77,410 compared to $20,669 for the comparable quarter in 2016. The increase of $56,741 is due to a one-time bonus to key employees as a result of the sale of the Robertson Property.

6.	Share-based payments expense for the three months ended July 31, 2017 was $565,250 compared to $70,930 for the three months ended July 31, 2016. In July 2017, the Company granted 1,775,000 stock options to directors, officers, employees, and consultants, for which share-based compensation was recognized. The share-based compensation in the comparative period relates to the vesting of previously granted options.

7.	During the three months ended July 31, 2017, the Company closed the sale of its Robertson Property, and realized a gain on this sale of $6,542,215. There was no comparable transaction in the quarter ended July 31, 2016.

8.	As a result of the foregoing, net income for the quarter ended July 31, 2017 was $4,323,853 compared to a net loss of $223,641 for the quarter ended July 31, 2016, a change of $4,547,494. Net income per share for the quarter was $0.09 compared to loss per share of $Nil in the previous quarter, a change of $0.09 per share.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2017 Page 7

Six months ended July 31, 2017, compared with the six months ended July 31, 2016

	2017	2016	Note

Operating and Administrative Expenses
Consulting fees	$38,000	$2,500	1
Depreciation	1,068	1,102
Directors’ fees	11,250	9,000
Finance costs	6,967	8,970
Investor relations	37,975	54,798
Professional fees	172,203	46,870	2
Listing and filing fees	21,744	12,789
Management fees	118,500	15,000	3
Office and miscellaneous	20,866	19,980
Salaries and benefits	101,393	43,378	4
Share-based payments	565,250	70,930	5
Travel	9,856	5,321
	1,105,072	290,638
Loss before other items	(1,105,072)	(290,638)
Other Items
Finance income	27,006	-
Foreign exchange gain (loss)	(1,278,758)	9,969
Gain on sale of mineral property	6,542,215	-
Gain on sale of investment	87,320	-	6
Interest and other income	10	21	7
Net Income (Loss) for the Period	4,272,721	(280,648)	8
Other Comprehensive Income (Loss)
Items that may be reclassified subsequently to income or loss
Unrealized gain (loss) marketable securities	(62,346)	62,826
Comprehensive Loss For the Period	$4,210,375	$(217,822)
Loss per Share - Basic and Diluted	$0.09	$(0.01)

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2017 Page 8

1.	Consulting fees for the six months ended July 31, 2017, were $38,000 compared to $2,500 for the six months ended July 31, 2016, an increase of $35,500. The increase in consulting fees is due to the Company hiring new consultants for financial services and to evaluate growth opportunities.

2.	Professional fees for the six months ended July 31, 2017 were $172,203 compared to $46,870 in the comparative period 2016, an increase of $125,333. The increase for the current period relates to the professional expenses incurred in negotiations regarding the sale of the Robertson Property.

3.	Management fees for the six months ended July 31, 2017 were $118,500 compared to $15,000 during the six months ended July 31, 2016. The increase of $103,500 is due to a one-time bonus paid to the Company’s CEO as a result of the sale of the Robertson Property and a management fee increase awarded to the CEO.

4.	Salaries and benefits for the six months ended July 31, 2017 were $101,393 compared to $43,378 for the six months ended July 31, 2016. The increase of $58,015 is due to a one-time bonus to key employees as a result of the sale of the Robertson Property.

5.	Share-based payments expense for the six months ended July 31, 2017 was $565,250 compared to $70,930 for the six months ended July 31, 2016. In July 2017, the Company granted 1,775,000 stock options to directors, officers, employees, and consultants, for which share-based compensation was recognized. The share-based compensation in the comparative period relates to the vesting of previously granted options.

6.	During the six months ended July 31, 2017, the Company closed the sale of its Robertson Property, and realized a gain on this sale of $6,542,215. There was no comparable transaction in the six months ended July 31, 2016.

7.	During the six months ended July 31, 2017, the Company sold 160,000 shares of Levon Resources Ltd. for gross proceeds of $79,070 and 3,000 shares of VBI Vaccines Inc. for gross proceeds of $23,061. The Company realized a gain on sale of investment of $87,320 on the sale of these securities. No securities were sold during the six months ended July 31, 2016.

8.	As a result of the foregoing, net income for the six months ended July 31, 2017 was $4,272,721 compared to a net loss of $280,648 for the six months ended July 31, 2016, change of $4,553,369. Net income per share for the period was $0.09 compared to loss per share of $0.01 in the previous quarter, a change of $0.10 per share.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2017 Page 9

Liquidity and Capital Resources

Currently, the Company has no operating income. Historically, the Company has funded its operations through equity financings and the exercise of stock options and warrants.

During the six months ended July 31, 2017 the Company incurred exploration expenditures of $87,922, increasing the Company’s mineral property carrying value on the Norma Sass Property by $40,418 and that of the Robertson Property by $35,696 before its sale. At July 31, 2017, the Company had a working capital of $18,625,097 and cash of $18,678,438.

During the six months ended July 31, 2017, the Company received proceeds of $102,131 through the sale of marketable securities. These funds will be used to maintain administrative operations.

The Company’s current mineral properties are all in the exploration stage. As well, the Company has a long-term royalty, which would require investment from the current property holder in order to get to production. The recoverability of amounts shown in royalty receivable are based on guaranteed payments that are owed to the Company should the operator of the Robertson Property choose not to go forward with operations.

Mineral exploration and development is capital intensive, and in order to maintain its interests, the Company needs to be diligent with its current working capital. There is no assurance that the Company will be successful in raising additional new equity capital.

The change in cash flow activities can be summarized as follows:

	July 31, 2017	July 31, 2016

Operating activities	$(1,903,634)	$(201,872)
Investing activities	20,314,257	(23,891)
Financing activities	213,100	103,600
Effect of exchange rate fluctuations on cash and cash equivalents	(132)	(1,190)
Net change in cash	18,623,591	(123,353)
Cash and cash equivalents, beginning of period	54,847	599,964
Cash and cash equivalents, end of period	$18,678,438	$476,611

Cash used in operating activities is primarily comprised of operating and administrative expenses, as the Company is at the exploration stage and has no sources of revenue. The increase in cash used in operating activities during the six months ended July 31, 2017, compared to the six months ended July 31, 2016, is largely due to higher operating and administrative expenses, as well as transaction costs from the sale of the Robertson Property.

During the six months ended July 31, 2017, the Company spent $87,922 on exploration and evaluation assets. The Company also sold its Robertson property for proceeds of $20,216,771, restructured its reclamation bonds to recover $83,277 cash for use in operations, and disposed of 163,000 shares of marketable securities for gross proceeds of $102,131. The Company’s cash expenditures of $23,891 on exploration and evaluation assets accounted for all of the funds used in investing activities during the six months ended July 31, 2016.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2017 Page 10

During the six months ended July 31, 2017, the Company issued 40,000 common shares upon the exercised of 40,000 stock options and 1,990,000 common shares for the exercise of 1,990,000 share purchase warrants for gross proceeds of $9,600 and $203,500, respectively. During the six months ended July 31, 2016, the Company issued 15,000 common shares upon the exercise of 15,000 stock options and 1,000,000 common shares upon the exercise of 1,000,000 share purchase warrants for gross proceeds of $3,600 and $100,000, respectively.

Off-balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Transactions with Related Parties

Related party transactions are measured at the estimated fair values of the services provided or goods received. Related party transactions not disclosed elsewhere in these financial consolidated statements are as follows:

a)	Key management compensation

Key management personnel include the members of the Board of Directors and officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company. The remuneration of directors and officers for the three and six months ended July 31, 2017 and 2016, was as follows:

	Three months ended July 31,		Six months ended July 31,
	2017	2016	2017	2016

Salaries, bonuses, fees and benefits
Members of the Board of Directors	$117,750	$27,370	$133,075	$36,820
Other members of key management	8,566	8,593	17,131	17,187

Share-based payments
Members of the Board of Directors	400,000	-	400,000	-
Other members of key management	72,000	-	72,000	-
	$598,316	$35,963	$622,206	$54,007

b)	Amounts due to/from related parties

In the normal course of operations the Company transacts with companies with directors or officers in common. At July 31, 2017, and January 31, 2017, the following amounts are payable to related parties:

	July 31, 2017	January 31, 2017
Directors	$11,698	$88,500
Oniva International Services Corp.	13,141	19,654
Sampson Engineering Inc.	-	918
Frobisher Securities Ltd.	-	-
Intermark Capital Corp.	-	5,250
	$24,839	$114,322

The amounts included above are unsecured, non-interest bearing with no fixed terms of repayment.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2017 Page 11

c)	Other related party transactions

The Company has a cost-sharing agreement to reimburse Oniva International Services Corp. (“Oniva”). The transactions with Oniva during the three and six months ended July 31, 2017 and 2016, are summarized below:

	Three months ended July 31,		Six months ended July 31,
	2017	2016	2017	2016
Salaries and benefits	$31,910	$20,669	$55,766	$43,384
Office and miscellaneous	15,064	11,635	31,303	18,980
	$46,974	$32,304	$87,069	$62,364

Salaries and benefits above for the three and six months ended July 31, 2017, includes $8,566 and $17,131 (2016 - $8,593 and $17,187), respectively, for key management personnel compensation that has been included in (a) above.

Proposed Transactions

The Company does not currently have any proposed transactions.

New Accounting Standards Adopted by the Company

There were no new or revised accounting standards applicable to the Company scheduled for mandatory adoption on February 1, 2017, and thus no standards were adopted in the current year.

Accounting Standards and Amendments Issued But Not yet Effective

The Company has not early adopted any amendment, standard or interpretation that has been issued by the IASB but is not yet effective. The following accounting standards were issued but not yet effective as of July 31, 2017:

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The standard is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact the final standard may have on its consolidated financial statements.

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments (“IFRS 9”) to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety. IFRS 9 provides a revised model for recognition and measurement of financial instruments and a single, forward-looking ‘expected-loss’ impairment model, as well as a substantially reformed approach to hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the impact the final standard may have on its consolidated financial statements.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2017 Page 12

IFRS 7 – Financial instruments: Disclosure

IFRS 7 was amended to require additional disclosures on transition from IAS 39 to IFRS 9. The standard is effective on adoption of IFRS 9, which is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

IFRS 16 – Leases

In January 2016, the IASB issued IFRS 16 – Leases (“IFRS 16”) which replaces IAS 17 – Leases and its associated interpretative guidance, and will be effective for accounting periods beginning on or after January 1, 2019. Early adoption is permitted, provided the Company has adopted IFRS 15. This standard sets out a new model for lease accounting. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Financial Instruments

The fair values of the Company’s cash and cash equivalents, amounts receivable from a related party, accounts payable, and amounts payable to related parties approximate their carrying values due to the short-term nature of these instruments. Investment securities are accounted for at fair value based on quoted market prices.

The Company’s financial instruments are exposed to certain financial risk, credit risk, liquidity risk, and market risk.

a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash and cash equivalents is exposed to credit risk.

The Company is also exposed to credit risk on its royalty receivable, which is receivable from a high credit rated, multi national corporation. The Company is not exposed to credit risk on its other amounts receivable (excluding GST).

The Company manages credit risk, in respect of cash, by maintaining the majority of cash at high credit rated Canadian financial institutions.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2017 Page 13

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents, royalty receivable and reclamation deposits, as the majority of the amounts are held with one Canadian and US financial institution, as well as a single multinational corporation. The Company’s concentration of credit risk, and maximum exposure thereto, is as follows:

	July 31, 2017	January 31, 2017

Cash held at major financial institutions
Canada – cash	$2,193,958	$15,260
US – cash	16,484,480	39,587
	18,678,438	54,847

Royalty receivable	3,508,038	-
Reclamation deposits held at major financial institutions	-	83,277

Total cash and reclamation deposits	$22,186,476	$138,124

b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company had working capital of $18,625,097 at July 31, 2017 (January 31, 2017 – working capital deficiency of $117,528). The Company has cash at July 31, 2017 in the amount of $18,678,438 (January 31, 2017 - $54,847) in order to meet short-term business requirements. Of this amount, $2,007,488 has been set aside for the purchases of shares related to the Company’s normal course issuer bid, and is currently being held in the Company’s brokerage account. The Company has access to the cash at any time, and meets the definition of Cash and Cash Equivalents under IAS 7 – Statements of Cash Flows.

At July 31, 2017, the Company had current liabilities of $139,021 (January 31, 2017 - $191,245). Accounts payable have contractual maturities of approximately 30 days and are subject to normal trade terms. Amounts due to related parties are without stated terms of interest or repayment.

Due to the recent transaction with Barrick Gold, the Company is in a strong position to conduct its planned exploration programs, meet its administrative overhead costs, and maintain its mineral properties in 2018, and explore new opportunities.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2017 Page 14

c)	Market risk

Market risk consists of interest rate risk, foreign currency risk, and other price risk. These are discussed further below.

Interest rate risk

Interest rate risk consists of two components:

(i)	To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

The Company is exposed to interest rate price risk with respect to reclamation deposits as they bear interest at market rates. However, given the stated rates of interest are fixed, and the reclamation deposits have been liquidated during the six months ended July 31, 2017, the Company is not exposed to significant interest rate price risk as at July 31, 2017, and January 31, 2017.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in foreign currency.

The Company is exposed to foreign currency risk with respect to cash, other amounts receivable, royalty receivable, reclamation bonds, and accounts payable, as a portion of these amounts are denominated in US dollars as follows:

	July 31, 2017		January 31, 2017

Cash	US$	13,203,428	US$	30,424
Other amounts receivable		-		181
Reclamation bonds		-		64,000
Royalty receivable		2,809,802		-
Accounts payable		(7,387)		(15,369)

Net exposure	US$	16,005,843	US$	79,236

Canadian dollar equivalent		$19,983,295		$103,101

Based on the net Canadian dollar denominated asset and liability exposures as at July 31, 2017, a 10% (January 31, 2017 – 10%) fluctuation in the Canadian/US exchange rates will impact the Company’s net loss and comprehensive loss by approximately $1,998,330 (January 31, 2017 - $10,310).

The Company manages foreign currency risk by minimizing the value of financial instruments denominated in foreign currency. The Company has not entered into any foreign currency contracts to mitigate this risk.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2017 Page 15

Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment securities, as they are carried at fair value based on quoted market prices.

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

d)	Classification of Financial instruments

IFRS 7 ‘Financial Instruments: Disclosures’ establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value on a recurring basis by level within the fair value hierarchy as at July 31, 2017:

	Level 1	Level 2	Level 3
Cash and cash equivalents	$18,678,438	$-	$-
Royalty receivable	-	3,508,038	-
Investments	56,038	-	-
	$18,734,476	$3,508,038	$-

Outstanding Share Data

The Company had the following issued and outstanding share capital as at July 31, 2017, and September 29, 2017:

Common shares: 46,730,337 as of July 31, 2017, and 47,088,337 as of September 29, 2017.

Stock options:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (July 31, 2017)	Number of Shares Remaining Subject to Options (September 29, 2017)
October 12, 2017	$0.300	600,000	530,000
March 14, 2019	$0.240	1,205,000	1,205,000
July 10, 2019	$0.355	25,000	25,000
October 6, 2020	$0.125	100,000	100,000
October 6, 2020	$0.150	100,000	100,000
October 6, 2020	$0.175	100,000	100,000
October 6, 2020	$0.200	100,000	100,000
October 6, 2020	$0.225	100,000	100,000
July 5, 2022	$0.355	1,750,000	1,750,000
TOTAL:		4,080,000	4,010,000

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2017 Page 16

Warrants:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (July 31, 2017)	Number of Underlying Shares (September 29, 2017)
September 10, 2017	$0.10	700,000	-
January 14, 2018	$0.10	1,400,000	1,400,000
July 17, 2018	$0.15	3,559,500	3,559,500
TOTAL:		5,659,500	4,959,500

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company’s disclosure controls and procedures, and have concluded, based on our evaluation, that they are effective as at July 31, 2017, to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized, and reported within the time period specified in those rules and regulations.

Internal Controls over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

The Company assessed the design of the internal controls over financial reporting as at July 31, 2017, and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to the limited number of staff resources, the Company believes there are instances where a lack of segregation of duties exist to provide effective controls; and

b)	Due to the limited number of staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of Coral because of limitations in size and number of staff. The Company believes it has taken steps to mitigate these risks by increasing additional accounting personnel, consulting outside advisors, and involving the Audit Committee and Board of Directors in reviews and consultations where necessary. However, these weaknesses in internal controls over financial reporting could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis.

There have been no changes in the Company’s internal controls over financial reporting that occurred during the six months ended July 31, 2017, that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JULY 31, 2017 Page 17

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of September 29, 2017. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. These statements involve known and unknown risks, uncertainties, and other factor that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements.